UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

TH International Limited

(Name of Issuer)

Ordinary Shares, par value US$$0.00000939586994067732 per share

(Title of Class of Securities)

G8656L 106

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ ¨Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G8656L 106	SCHEDULE 13G/A	Page 1 of 6

1.	Names of Reporting Persons Tencent Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 19,879,010
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 19,879,010
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,879,010
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 12.6%
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. G8656L 106	SCHEDULE 13G/A	Page 2 of 6

1.	Names of Reporting Persons Tencent Mobility Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 19,879,010
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 19,879,010
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,879,010
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 12.6%
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. G8656L 106	SCHEDULE 13G/A	Page 3 of 6

Item 1(a).	Name of Issuer:

TH International Limited

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2501 Central Plaza, 227 Huangpi North Road, Shanghai, The People’s Republic of China, 200003

Item 2(a).	Name of Person Filing:

Tencent Holdings Limited

Tencent Mobility Limited

Item 2(b).	Address or Principal Business Office or, if None, Residence:

For Tencent Holdings Limited and Tencent Mobility Limited:

Level 29, Three Pacific Place, No.1 Queen’s Road East, Wanchai, Hong Kong

Item 2(c).	Citizenship:

Tencent Holdings Limited — Cayman Islands

Tencent Mobility Limited — Hong Kong

Item 2(d).	Title of Class of Securities:

Ordinary Shares, par value US$0.00000939586994067732 per share (“Ordinary Shares”)

Item 2(e).	CUSIP Number:

G8656L 106

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

Not applicable.

CUSIP No. G8656L 106	SCHEDULE 13G/A	Page 4 of 6

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

(a) The information required by Items 4(a) is set forth in Row (9) of the cover page for each Reporting Person and is incorporated herein by reference.

(b) The information required by Items 4(b) is set forth in Row (11) of the cover page for each Reporting Person and is incorporated herein by reference.

The ownership information represents beneficial ownership of Ordinary Shares as of the date of December 31, 2023.

Percent of class determined is based upon 157,527,072 Ordinary Shares of the Issuer outstanding as of September 30, 2023, as disclosed in the latest SEC reporting made by the Issuer with the U.S. Securities and Exchange Commission (the “SEC”).

Tencent Holdings Limited may be deemed to have beneficial ownership over 19,879,010 Ordinary Shares held of record by Tencent Mobility Limited. The total number of Ordinary Shares included 96,000 Ordinary Shares from the exchange of outstanding warrants by Tencent Mobility Limited. Tencent Mobility Limited is a company registered in Hong Kong and is the wholly-owned subsidiary of Tencent Holdings Limited.

(c) The information required by Items 4(c) is set forth in Rows (5)-(8) of the cover page for each Reporting Person and is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. G8656L 106	SCHEDULE 13G/A	Page 5 of 6

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 1, 2024

TENCENT HOLDINGS LIMITED

By:	/s/ Ma Huateng
Name:	Ma Huateng
Title:	Director

TENCENT MOBILITY LIMITED

By:	/s/ Ma Huateng
Name:	Ma Huateng
Title:	Director

[Signature Page to Schedule 13G/A - TH International Limited]

CUSIP No. G8656L 106	SCHEDULE 13G/A	Page of 6

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement